

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2007

Mr. Dennis R. Alexander
Chairman, Principal Executive Officer and Chief Financial Officer
EGPI Firecreek, Inc.
6564 Smoke Tree Lane
Scottsdale, AZ 85253

> **Re:** **EGPI Firecreek, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed October 4, 2007**
> **File No. 000-32507**
> **Response Letter Dated October 4, 2007**

Dear Mr. Alexander:

We have reviewed your Form 10-KSB/A for the fiscal year ended December 31, 2006 and response letter, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Note 1. Organization of the Company and Significant Accounting Principles, page F-8

1.   We note the revisions you made to your accounting policy regarding the
        application of the successful efforts method under SFAS 19. Please expand your
        policy further to address the following:
        • how you account for suspended well costs, and
        • how you depreciate your proved oil and gas properties under SFAS 19.

Note 12. Issuance of Convertible Debentures, page F-13

2.   We note your response to comment 15 of our letter dated September 20, 2007.
        Prior to determining whether a beneficial conversion feature should be recognized
        under EITF 98-5, you should determine whether you should recognize a liability
        for an embedded derivative related to the conversion feature. If the convertible
        debentures do not qualify as conventional convertible (paragraph 4 of EITF 00-19
        and EITF 05-02), paragraphs 7-32 of EITF 00-19 must be analyzed to determine
        whether the conversion feature should be accounted for as a liability or equity. If
        the conversion feature is classified as a liability under EITF 00-19, the feature
        would be accounted for as a derivative at fair value, with changes in fair value
        recorded in earnings. Please provide us with a detailed analysis of how you
        applied the guidance in SFAS 133 and EITF 00-19 in determining whether to
        record an embedded derivative. We refer you again you to section II.B.2. of our
        *Current Accounting and Disclosure Issues in the Division of Corporation
        Finance*, which may be found at
        http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, for further
        guidance.

Controls and Procedures, page 37

3.   It appears that you removed in the amendment to Form 10-KSB your conclusions
        regarding the effectiveness of your disclosure controls and procedures. Please
        disclose the conclusions of your principal executive and principal financial
        officers regarding the effectiveness of your disclosure controls and procedures as
        of the end of the period covered by the report. Refer to Item 307 of Regulation S-
        B and SEC Release No. 33-8238 for additional guidance.

4.   We note that you added the last paragraph under Item 8.A. in response our prior
      comment 5. Item 308 of Regulation S-B stipulates that the statement that the
      registered public accounting firm has audited management's assessment of the
      effectiveness of your internal control over financial reporting be made in
      management's annual report on internal control over financial reporting. Please
      re-locate this statement from Item 8.A. to "Management's Report on Internal
      Control Over Financial Reporting," on page F-2.

Exhibits 31 and 32

5.   Please update the dates at which you signed the certifications submitted in
      exhibits 31 and 32 to the date at which you are filing the amendment.

Engineering Comments

Notes to the Consolidated Financial Statements, page F-8

Supplemental Information on Natural Gas Operations, page F-15

6.   Your third party engineering report includes individual property production and
      cash flow projections that give your total proved reserves as of 1,040 MMCF gas
      instead of the 1,300 MMCF you have disclosed. Please explain this inconsistency
      to us.

7.   Your standardized measure line items indicate undiscounted future net cash flows
      of $3,151 thousand [=$2447M + $704M] while your third party reserve report
      presents a total $2,509 thousand. Please explain this difference to us.

8.   Also, your standardized measure line items do not present the $1.1 million in
      development costs. Please amend your document to include this significant cost.

9.   We could not determine from your third party engineering report that the State 7-
      16 well is capable of commercial production. Please explain its status to us. If it
      has not demonstrated such productivity since its shut in prior to 1992, please
      remove its projected recovery from your disclosed proved reserves.

10.   We could not determine the following items from the proved undeveloped reserve analysis in your third party engineering report:

- Production data prior to 1978;
- Technical support for the 60% recovery efficiency in the Almond zone, as well as volumetric calculations used in the estimates;
- Reconciliation of the apparent initial production date for proved undeveloped reserves: January 1, 2007, your response/explanation that the "internal" date was 9 or 10 months later and the date of the report's certification by professional engineering seal - February 27, 2007.

If we have overlooked these, please direct us to them. Otherwise, explain and/or verify these to us. We may have additional comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant